News Release

TransAlta Reaches Agreement with the Government of Alberta on Transition Payments and Executes Memorandum of Understanding

CALGARY, Alberta (November 24, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today announced that it has entered into an agreement with the Government of Alberta (the “Government”) on transition payments for the cessation of coal-fired emissions from the Keephills 3, Genesee 3 and Sheerness coal-fired plants on or before December 31, 2030. Additionally, TransAlta announced that it has reached an understanding with the Government pursuant to a Memorandum of Understanding to collaborate and cooperate in the development of a policy framework to facilitate the conversion of coal-fired generation to gas-fired generation, facilitate existing and new renewable electricity development through supportive and enabling policy, and ensure existing generation and new electricity generation are able to effectively participate in the recently announced capacity market to be developed for the Province of Alberta.

“Today’s announcement is the culmination of the collaborative work we have been doing with the provincial government over the past year,” said Dawn Farrell, President and Chief Executive Officer. “We have reached a mutually beneficial agreement on the transition payments to enable the coal retirements in the post-2030 period and memorialized our intention to work collaboratively with the government in a manner that supports TransAlta’s future investment in Alberta”, added Mrs. Farrell.

The successful development of a future policy framework will set a clear path for the investments that TransAlta will make in its existing coal, hydro and wind fleets and will allow the company to make additional investments in gas conversions, hydro and wind development in the province.  TransAlta is committed to converting Sundance Units 3 to 6 and the Keephills 1 and 2 to gas-fired generation on or before 2023. TransAlta has also commenced the development of a pumped hydro project at its existing Brazeau facility and expects to begin stakeholder consultations in the near future.  The Company is targeting 2021 for the commencement of construction of the project, subject to receiving a long-term contract.

“Through our work with the federal and provincial governments, we’ve been able to develop a plan that has potential to restore value to our existing assets in the Alberta market”, said Mrs. Farrell.  “Our work together has shown that environmental and investment objectives can be met without undue burden on customers.  The implementation of a capacity market, new rules for coal-to-gas gas conversions, and fair treatment of existing renewable assets will enable us to supply competitive capacity and energy to the Alberta market for decades to come.”

Off-Coal Agreement

Under the terms of the Off-Coal Agreement, TransAlta will receive annual cash payments of approximately $37.4 million, net to TransAlta, commencing in 2017 and terminating in 2030. Receipt of the payments is subject to a number of terms and conditions, including that TransAlta maintains prescribed spending on investment and investment related activities in Alberta, maintains a significant business presence in Alberta (including through the maintenance of prescribed employment levels), maintains spending on programs and initiatives to support the communities surrounding the plants, and the employees of the Company negatively impacted by the phase-out of coal generation and fulfills all obligations to affected employees. The Off-Coal Agreement requires TransAlta to cease all coal-fired emissions at the affected plants on or before December 31, 2030. The affected plants are not, however, precluded from generating electricity at any time by any method other than the combustion of coal.

Memorandum of Understanding

TransAlta also entered into a Memorandum of Understanding (the “MOU”) with the Government pursuant to which they committed to cooperate and work collaboratively to advance the objectives of the Alberta Climate Leadership Plan. Specifically, the parties undertook to collaborate on, among other things:

●	Coal-to-Gas Conversions – collaborate on the development of a policy environment to facilitate the economic and environmentally responsible conversion of some coal-fired generation to natural gas-fired generation in Alberta, including securing regulatory cooperation from the Government of Canada so as to enable the conversion of coal-fired generation to gas-fired generation;
●	Support for Renewable Electricity – collaborate to facilitate both existing and new renewable electricity development through supportive and enabling policy, including policy that addresses the value of the carbon reductions in the generation of electricity from existing wind and hydro generation, the development of effective supporting mechanisms to ensure that existing renewables generation is not adversely impacted by the implementation of a capacity market in Alberta, and the development of regulatory clarity and alignment so as to permit the economic and timely development of hydro-electric projects within Alberta (including through the establishment of contractual assurances in the form of capacity payments); and
●	Opportunity Under a Capacity Market – work to ensure existing incumbents and new electricity generation are able to effectively participate in capacity payment auctions to be established as part of the development of a capacity market.

The MOU does not create any legally binding obligations between the Government and TransAlta and does not impose any obligations on, or constrain the discretion and authority of, the Government.

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Conference call

TransAlta will hold a conference call and webcast at 8:00 a.m. MT (10:00 a.m. ET) on Tuesday, November 29, 2016 to discuss the information provided in this press release. A question and answer period for investment analysts, investors and other interested parties will immediately follow management comments. A question and answer period for the media will follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:

Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 1013 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta Corporation:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

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Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the development of a policy framework by Alberta to (i) facilitate the conversion of coal-fired generation to gas-fired generation, (ii) facilitate existing and new renewable electricity development through supportive and enabling policy, and (iii) ensure existing generation and new electricity generation are able to effectively participate in the recently announced capacity market; the transition payments for the cessation of coal-fired emissions from the Keephills 3, Genesee 3 and Sheerness coal-fired plants on or before December 31, 2030, including the amount and timing of such payments; the ability of the Company to make additional investments in gas conversions, hydro and wind development in the Province of Alberta; the conversion of Sundance Units 3 to 6 and the Keephills 1 and 2 to gas-fired generation in, or before, 2023, and the timing of construction and the ability of the Company to receive a long-term contract associated with such conversions; and the Company’s continued ability to supply competitive capacity and energy to the Alberta market.  By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; the ability of the Company to satisfy the conditions to the transition payments; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including as it pertains to the Government of Alberta’s implementation of the Climate Leadership Plan; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates and inflation levels and commodity prices. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information: Investor Inquiries:	Media Inquiries:
Jaeson Jaman Manager, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Stacey Hatcher Manager, Communications Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com

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